

16013585

aKB

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Ave South, Suite 500
(No. and Street)

Minneapolis	MN	55431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Glennie 952-746-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer and Company
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Dr, Suite 135	Burnsville	MN	55306
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory A Stroh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, Inc., as of December 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MELISSA LEAH GLENNIE
Notary Public - Minnesota
My Commission Expires Jan. 31, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015 AND 2014

CAPITAL MANAGEMENT SECURITIES, INC.

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the accompanying statements of financial condition of Capital Management Securities, Inc. (a Minnesota corporation), as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Capital Management Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Securities, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), and Schedule IV, Reconciliation of FOCUS Report (IIA) as of December 31, 2015 to Audited Financial Statements as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of Capital Management Securities, Inc.'s financial statements. The supplemental information is the responsibility of Capital Management Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boyer & Company

Burnsville, MN

February 22, 2016

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS		
CURRENT ASSETS		
Cash	$ 270,060	$ 272,790
Accounts Receivable	21,000	32,293
Prepaid Expenses	18,379	15,831
Prepaid Income Taxes	12,616	2,300
Total Current Assets	322,055	323,214
PROPERTY AND EQIPMENT		
Furniture and Equipment	65,485	57,515
Leasehold Improvements	13,061	13,061
Software	8,280	8,465
Total Property and Equipment	86,825	79,041
Less: Accumulated Depreciation and Amortization	(40,515)	(29,172)
Net Property and Equipment	46,310	49,869
TOTAL ASSETS	$ 368,365	$ 373,083
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 6,683	$ 39,055
Accounts Payable	10,591	9,518
401(k) Payable	12,623	13,393
Accrued Payroll Taxes	3,095	-
Accrued Income Taxes		-
Total Current Liabilities	32,992	61,966
DEFERRED INCOME TAXES	16,600	11,600
STOCKHOLDER'S EQUITY		
Common Stock, $.01 Per Share, 50,000 Shares Authorized, 9,105 and 12,214 Shares Issued and Outstanding	91	91
Additional Paid in Capital	7,165	7,165
Retained Earnings	311,517	292,261
Total Stockholder's Equity	318,773	299,517
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 368,365	$ 373,083

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF OPERATIONS
DECEMBER 31, 2015 AND 2014

	2015	2014
REVENUE		
Commissions	$ 1,635,574	$ 1,758,431
Office Rent	59,873	59,809
Management Fee	-	18
Interest	8	8
Other	46,152	33,831
Total Revenue	1,741,607	1,852,097
OPERATING EXPENSES		
Commissions	1,295,464	1,396,678
Salaries and Wages	159,933	174,313
Payroll Taxes	11,662	14,950
Employee Benefits	9,640	10,569
Advertising	616	207
Depreciation and Amortization	11,342	9,297
Dues and Subscriptions	19,732	21,007
Equipment Supplies and Rental	17,330	21,782
Insurance	26,172	16,076
Miscellaneous	3,624	4,294
Office Supplies and Printing	5,674	4,889
Postage	5,973	5,174
Professional Services	26,319	13,322
Regulatory Expense	27,554	18,615
Rent	66,037	65,850
Repairs and Maintenance	15,548	12,584
Sales and Use Tax	1,779	1,831
Telephone	6,078	5,667
Travel and Entertainment	2,853	2,709
Total Operating Expenses	1,713,330	1,799,814
Income from Operations		52,283
Loss on Asset Dispositions	-	-
Income Before Income Taxes	28,277	52,283
Income Tax Expense	9,021	10,659
NET INCOME	$ 19,256	$ 41,624

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock		Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2013	12,214	$ 122	$ 57,252	$ 250,637	$ 308,011
Repurchase of Stock	(3,109)	(31)	(50,087)	-	(50,118)
Net Income	-	-	-	41,624	41,624
BALANCE, December 31, 2014	9,105	91	7,165	292,261	299,517
Repurchase of Stock	-	-			
Net Income	-	-	-	19,256	19,256
BALANCE, December 31, 2015	9,105	$ 91	$ 7,165	$ 311,517	$ 318,773

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Cash Flows from Operating Activities:		
Net Income	$ 19,256	$ 41,624
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	11,342	9,297
Loss on Asset Dispositions	-	-
(Increase) Decrease in Assets:		
Accounts Receivable	11,293	11,733
Prepaid Expenses	(2,548)	3,932
Prepaid Income Taxes	(10,316)	(2,300)
Increase (Decrease) in Liabilities:		
Accounts Payable	1,073	(994)
Commissions Payable	(32,371)	(13,211)
401(k) Payable	(770)	2,879
Accrued Payroll Taxes	3,095	(1,264)
Accrued Income Taxes	-	(9,900)
Deferred Income Taxes	5,000	(1,300)
Net Cash Provided by Operating Activities	5,055	40,496
Cash Flows from Investing Activities:		
Purchase of Property and Equipment	(7,784)	(3,424)
Net Cash Provided (Used) by Investing Activities	(7,784)	(3,424)
Cash Flows from Financing Activities:		
Repurchase of Stock		(50,118)
Net Cash Provided (Used) by Financing Activities	-	(50,118)
Net Increase (Decrease) in Cash	(2,729)	(13,046)
Cash, Beginning of Year	272,790	285,836
Cash, End of Year	$ 270,061	$ 272,790
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Income Taxes	$ 12,936	$ 13,900

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization – The Company was organized in April 1975 as a Corporation under the laws of Minnesota.

B. Nature of Operations – Capital Management Securities, Inc. (the Company) is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. Clearing Agreement – The Company uses a clearing agent in their business transactions. The agent requires the maintenance of a clearing account deposit. The amount of restricted cash in the clearing deposit account at December 31, 2015 and 2014 was $15,088.74.

F. Accounts Receivable and Allowance for Doubtful Accounts – An allowance for doubtful accounts has not been established as of December 31, 2015 and 2014. Based upon management's analysis of outstanding accounts receivable as of December 31, 2015 and 2014 and the Company's past collection experience, an allowance is not considered necessary by management.

G. Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

   Depreciation and amortization expense was $11,342 and $9,297 for the years ended December 31, 2015 and 2014.

   Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

   The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

H. Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

I. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of book depreciation versus tax depreciation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods. The Company believes it is no longer subject to income tax examinations for the years prior to 2012.

J. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

K. Date of Management – Management has evaluated subsequent events through February 22, 2016 which the financial statements were available to be issued.

L. Advertising – The Company expenses advertising costs as they are incurred. Advertising and promotion expense for the years ended December 31, 2015 and 2014 was $616.17 and $207, respectively.

M. Reclassifications – Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company has a lease agreement for office space expiring December 31, 2019. Monthly base rent ranges from $0 to $4,991 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2015 and 2014 was $66,037 and $65,850, respectively.

The Company has also entered into various operating leases for equipment that expire through 2018. Equipment rent expense for the years ended December 31, 2015 and 2014 was $16,754 and $20,980, respectively. The equipment lease commitment includes a lease that is reimbursed by sales representatives.

Minimum future lease payments as of December 31, 2015 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2016	56,457	20,993	77,450
2017	57,393	20,993	78,386
2018	58,328	19,243	77,571
2019	59,264	-	59,264
	$286,963	$82,222	$369,185

NOTE 3 – STOCKHOLDER'S EQUITY

During 2014, the Company repurchased 3,109 shares of stock from their parent company for $50,118.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2015 and 2014 approximately $287,390 and $252,411 or 43% and 43% of common expenses were allocated to the Company's sister company, respectively. The majority of the expenses are paid by the Company, and the sister company reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $0 as of December 31, 2015 and 2014.

NOTE 5 – INCOME TAXES

The Company files a consolidated income tax return as part of a controlled group with common ownership. Deferred income taxes and income tax expense are computed using the Company's proportionate share.

The Company's net deferred tax asset (liability) at December 31, 2015 and 2014 consisted of:

	Federal	State	Total
December 31, 2015	$(9,625)	$(6,975)	$(16,600)
December 31, 2014	$(6,800)	$(4,800)	$(11,600)

The components for the provision for income taxes for the years ended December 31, 2015 and 2014 are as follows:

	Federal	State	Total
Year Ended December 31, 2015:			
Deferred Income Tax	$5,000	$	$5,000
Current Income Tax	2,952	1069	4021
Income Tax Expense	$7,952	$1,069	$9,021
	Federal	State	Total
Year Ended December 31, 2014:			
Deferred Income Tax	$(1,300)	$ -	$(1,300)
Current Income Tax	6,712	5,247	11,959
Income Tax Expense	$ 5,412	$5,247	$10,659

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pretax income from continuing operations primarily due to permanent differences of nondeductible expenses and the effect of state minimum fees.

N
OTE 6 – NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the company had net capital of $239,877 which was $214,877 in excess of its required net capital of $25,000. The Company's net capital ratio was .14 to 1.

SUPPLEMENTARY INFORMATION

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2015 AND 2014

	2015	2014
STOCKHOLDER'S EQUITY at End of Year	$ 318,803	$ 299,517
ADDITIONS	-	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	318,803	299,517
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net	46,310	49,869
Prepaid Expenses	18,379	15,831
Prepaid Income Taxes	12,616	2,300
Nonliquid Receivables	1,621	7,224
Total	78,926	75,224
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	239,877	224,293
HAIRCUTS ON SECURITIES	-	-
NET CAPITAL at End of Year	$ 239,877	$ 224,293
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	32,992	61,966
Required Percent	6.67%	6.67%
Basic Capital Requirement	2,201	4,133
Minimum Capital Required	25,000	25,000
EXCESS CAPITAL	$ 214,877	$ 199,293
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$ 32,992	$ 61,966
Net Capital	239,877	224,293
Ratio of aggregate indebtedness to net capital	.14 to 1	.28 to 1

See independent auditors' report

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2015 AND 2014

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2015 AND 2014

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE IV, RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2015
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

	Balance Per Focus Report on December 31, 2015	Adjustments Debit	Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2015
Total Assets	$ 373,723	$ -	$ 3,940 (a) 1,418 (b)	368,365
Less: Total Liabilities	44,593		4,999 (a)	49,592
Net Worth	329,130	8,939 (a) 1,418 (b)	-	318,773
Less: Non-Allowable Assets	83,791			78,926
Tentative Net Capital	245,339			239,847
Less: Securities Haircuts	-			-
Net Capital	$ 245,339			$ 239,847

(a) Deferred, Prepaid, and Accrued Income Taxes
(b) Depreciation Correction

See independent auditors' report.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Capital Management Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Management Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Capital Management Securities, Inc.'s management is responsible for Capital Management Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyer + Company

Burnsville, MN

February 22, 2016

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have reviewed management's statements included in the Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5, in which (1) Capital Management Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Management Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital Management Securities, Inc. stated that Capital Management Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Management Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Management Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boyer + Company

Burnsville, MN

February 22, 2016

CAPITAL MANAGEMENT SECURITIES, INC.
FINRA BROKER/DEALER, MEMBER SIPC
500 WELLS FARGO PLAZA • 7900 XERXES AVENUE SOUTH • MINNEAPOLIS, MINNESOTA 55431-1107 • 952.893.1200 • FAX 952.893.0133

Management Statement Regarding Compliance with
Certain Provisions of SEC Rule 17a-5

January 12, 2016

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30, 2013 and effective June 1, 2014, Capital Management Associates, Inc. (the "Company") is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(2)(ii).

The Company has met the exemption provisions of paragraph 15c3-3 (k)(2)(ii) throughout the period January 1, 2015 through December 31, 2015 without exception.

Capital Management Securities, Inc.
By:



Gregory A. Stroh
President

CAPITAL MANAGEMENT SECURITIES, INC.
FINRA BROKER/DEALER, MEMBER SIPC
500 WELLS FARGO PLAZA • 7900 XERXES AVENUE SOUTH • MINNEAPOLIS, MINNESOTA 55431-1107 • 952.893.1200 • FAX 952.893.0133

VIA FEDEX

February 25th, 2016

Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

Enclosed please find the Annual Audited Financial Statements for the year ending December 31, 2015 for Capital Management Securities, Inc.

If you have any questions or require further information, please do not hesitate to contact me at the number listed above.

Sincerely,



Melissa L. Glennie
MLG/jh

Enclosure